SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

Or

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ____ to _____
Commission File Number__________

B

MIDAS RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES
(For Title of the Plan)

MIDAS, INC.
1300 Arlington Heights Road
Itasca, Illinois 60143

(Name of issuer of the securities held pursuant to the
Plan and address of its principal executive offices)

Midas Retirement Savings Plan for Hourly Employees

Financial Report

12.31.2005

Contents

McGladrey & Pullen

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of
Midas Retirement Savings Plan for Hourly Employees
Itasca, Illinois

We have audited the accompanying statements of net assets available for benefits – modified cash basis of Midas Retirement Savings Plan for Hourly Employees as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits – modified cash basis for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2005 and 2004, of Midas Retirement Savings Plan for Hourly Employees and the changes in net assets available for benefits for the years then ended, on the basis of accounting described in Note 2.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, prepared on the modified cash basis of accounting, of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2005 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 14, 2006

Midas Retirement Savings Plan
for Hourly Employees

Statements of Net Assets Available for Benefits - Modified Cash Basis
December 31, 2005 and 2004

Assets	**2005**	2004
Investments, at fair value:		
Plan interest in Midas Defined Contribution Master Trust	**$ 1,837,640**	$ 2,223,593
Participant notes receivable	**27,170**	44,992
Total assets	**1,864,810**	2,268,585
Liabilities	**-**	-
Net Assets Available for Benefits	**$ 1,864,810**	$ 2,268,585

See Notes to Financial Statements.

Midas Retirement Savings Plan
for Hourly Employees

Statements of Changes in Net Assets Available for Benefits - Modified Cash Basis
Years Ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Plan interest in Midas Defined Contribution Master Trust investment income	$ 110,953	$ 197,074
Interest on participant notes receivable	1,357	1,891
	112,310	198,965
Contributions:		
Company	34,855	58,020
Participant	129,637	126,758
Rollovers	-	3,441
	164,492	188,219
Total additions	276,802	387,184
Deductions from net assets attributed to:		
Benefits paid directly to participants	680,202	416,971
Administrative expenses	375	150
Total deductions	680,577	417,121
Net decrease	(403,775)	(29,937)
Net assets available for benefits:		
Beginning of year	2,268,585	2,298,522
End of year	$ 1,864,810	$ 2,268,585

See Notes to Financial Statements.

Note 1. Plan Description

The following description of the Midas Retirement Savings Plan for Hourly Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering hourly employees of Midas International Corporation, Huth Corporation, Parts Warehouse, Inc. and Muffler Corporation of America (the Company) who have completed two months of employment. Participants are eligible to receive matching contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions: Eligible participants can elect to make contributions to the Plan by means of a salary deferral agreement in any amount between 1 to 20 percent of pretax annual compensation, not to exceed various limitations as defined by the Plan or the maximum allowed by the Internal Revenue Code (IRC). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants age 50 or older may also make catch-up contributions to the Plan. The Company makes a matching contribution of a percentage of eligible compensation that a participant contributes to the Plan depending on participants' location. Additional profit sharing amounts may be contributed at the option of the Company's Board of Directors. Contributions are subject to certain limitations.

Participant accounts: Each participant's account is credited with the participant's contribution, Company matching contributions and allocations of the Company's discretionary contribution, if any, and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately 100 percent vested in their accounts.

Payment of benefits: On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period of time up to a maximum of 15 years, in the form of an immediate or deferred annuity. Distributions may also be made in cases of financial hardship.

Investment options: Upon enrollment in the Plan, participants are allowed to invest in a variety of investment choices as more fully described in the Plan's literature. Participants may change their investment options at any time.

Participant notes receivable: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Participants may only have one loan outstanding at any time. Loan terms range from 1-5 years. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate of interest in effect on Monday of the week the loan is requested. The interest rate on current loans outstanding ranges from 4.34 percent to 7.0 percent. Principal and interest are paid ratably through payroll deductions.

Note 1. Plan Description (Continued)

Forfeited accounts: At December 31, 2005 and 2004, forfeited nonvested accounts, accumulated prior to amendment granting 100 percent vesting to all employees, totaled $26,450 and $25,235, respectively. These amounts are used to re-instate other forfeitures, reduce Company contributions, if any, and pay Plan expenses. No forfeitures were used in 2005 and 2004.

Note 2. Significant Accounting Policies

Basis of accounting: The Plan's policy is to prepare its financial statements on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Under the modified cash basis, contribution revenues are recorded when received rather than when earned.

Investment valuation and income recognition: The Plan's investments are stated at fair value. The equity interest in Midas Defined Contribution Master Trust (Trust) is valued at the Plan's share of the fair value of the net assets held by the Trust. The fair value of the Plan's interest in the Trust is based on the beginning of the year value of the Plan's interest in the Trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Trust's investments in shares of registered investment companies and common stock are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Participant notes receivable are valued at cost which approximates fair value.

Accounting estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of benefits: Benefits are recorded when paid.

Note 3. Investment in Master Trust

The Plan invests its assets with other defined contribution plans sponsored by the Company in the Trust. The assets of the Trust are held by the trustee. At December 31, 2005 and 2004, the Plan's interest in the net assets of the Trust was approximately 4 percent and 5 percent, respectively. Investment income and certain administrative expenses relating to the Master Trust are allocated to the individual plans based upon the balances invested by each plan.

The Plan's interest in the net assets of the Trust is included in the accompanying statements of net assets available for benefits. A summary of the investments of the Trust as of December 31, 2005 and 2004, is as follows:

	2005	2004
Shares of registered investment companies	$ 42,563,346	$ 43,834,220
Common stock - Midas International Corporation	3,095,296	4,018,842
	$ 45,658,642	$ 47,853,062

Note 3. Investment in Master Trust (Continued)

Investment income for the Trust is as follows for the years ended December 31, 2005 and 2004:

	2005	2004
Net appreciation in fair value of investments:		
Shares of registered investment companies	$ 1,074,723	$ 2,407,720
Common stock - Midas International Corporation	(229,237)	1,132,867
Interest and dividends	1,799,205	1,119,059
Total Trust investment income	$ 2,644,691	$ 4,659,646

Note 4. Investments

The fair value of investments that represent 5 percent or more of the Plan's assets as of December 31, 2005 and 2004, are as follows:

	2005	2004
Plan interest in Master Trust		
Midas Defined Contribution Master Trust	$ 1,837,640	$ 2,223,593

During 2005 and 2004, the Plan's investments in the Master Trust, including investments bought, sold and held during each year, appreciated in value by $110,953 and $197,074, respectively.

Note 5. Related Party Transactions

The Plan invests in a proportionate share of the Trust, whose investments include shares of registered investment companies managed by Bank of America. Bank of America is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Bank of America replaced The Northern Trust Company as the trustee during 2004.

During 2005 and 2004, the Master Trust received $55,029 and $52,068, respectively, in matching contributions from the Company in the form of common stock of Midas, Inc.

No dividends were paid on the Midas, Inc. stock in 2005 or 2004.

Certain employees of the Company provide administrative services for the Plan and are not reimbursed for their services from the Plan. Certain other administrative expenses are paid by the Company on behalf of the Plan.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Note 7. Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated May 22, 2003, that the Plan is qualified and the trust established under the Plan is tax exempt under the appropriate sections of the IRC. The Plan has been amended since receipt of the IRS determination letter. The Plan administrator believes that the Plan is designed and is currently operating in compliance with applicable requirements of the IRC.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Midas Retirement Savings Plan
for Hourly Employees

EIN: 36-4180556
Plan Number: 005

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Bank of America	Plan interest in Master Trust Midas Defined Contribution Master Trust	**	$ 1,837,640
*	Participants	Participant notes receivable (interest rates ranging from 4.34% to 7.0%)	**	27,170
				$ 1,864,810

* Indicates a party-in-interest investment.

** Cost information is not required for participant-directed investments.

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report, dated June 14, 2006, on the Financial Statements of Midas Retirement Savings Plan for Hourly Employees, which is included in this Annual Report on form 11-K for the year ended December 31, 2005, into Midas' Registration Statement on Form S-8 (333-42196) for the Plan.

McGladrey & Pullen, LLP

Schaumburg, Illinois
June 29, 2006

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Midas Retirement Savings Plan for Hourly Employees

By: ______________________

Name: Ben Parma

Title: Vice President, Human Resources
Midas, Inc.

Date: June 29, 2006